UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

MIMEDX GROUP, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
602496 10 1
(CUSIP Number)
Michael J. Culumber
MiMedx Group, Inc.
4003 E. Fowler Avenue
Tampa, FL 33617
(813) 866-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Parker H. Petit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		9,494,721 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,494,721 (1)

WITH	10	SHARED DISPOSITIVE POWER

150,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,644,721 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,682,222 shares of Common Stock and currently exercisable warrants to purchase 2,499,999 shares of Common Stock owned by Mr. Petit. Also includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by each of Cox Road Partners, LLLP, Cox Road Partners II LLLP, and Petit Investments II, L.L.L.P, limited liability limited partnerships over which Mr. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner. Also includes 100,000 shares of Common Stock and currently exercisable warrants to purchase 50,000 shares of Common Stock held by the Parker H. Petit Grantor Trust over which Mr. Petit serves as the trustee. Also includes 762,500 shares subject to options owned by Mr. Petit which are exercisable within the next 60 days. Does not include 487,500 shares subject to stock options owned by Mr. Petit which will become exercisable after 60 days. Mr. Petit also owns 3% convertible senior secured promissory notes in the original principal amount of $250,000, which may be converted into 500,000 shares of Common Stock of MiMedx Group, Inc. The 500,000 shares are also included in Mr. Petit's beneficial ownership.
(2) Includes 100,000 shares of Common Stock and currently exercisable warrants to purchase 50,000 shares of Common Stock held by Petit Investments, LP, a limited partnership where Mr. Petit serves as General Partner and Limited Partner and possesses shared voting and investment control.
(3) Based on 55,498,718 shares of Common Stock, which is comprised of 50,661,219 shares outstanding as of January 8, 2010; 762,500 shares of Common Stock subject to options; 3,574,999 shares of Common Stock subject to warrants; and 500,000 shares which may be acquired upon conversion of 3% convertible senior secured promissory notes, all deemed to be beneficially owned by Mr. Petit pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Parker H. Petit Grantor Trust (58-6315029)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		150,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 100,000 shares of Common Stock and currently exercisable warrants to purchase 50,000 shares of Common Stock held by the Parker H. Petit Grantor Trust, over which Parker H. Petit serves as trustee and possesses sole voting and investment control.
(2) Based on 50,661,219 shares of Common Stock outstanding as of January 8, 2010 plus 50,000 shares of Common Stock subject to warrants deemed to be beneficially owned by the Parker H. Petit Grantor Trust pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Petit Investments, LP (58-2186289)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 100,000 shares of Common Stock and currently exercisable warrants to purchase 50,000 shares of Common Stock held by Petit Investment, LP, a limited partnership over which Parker H. Petit possesses shared voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 50,661,219 shares of Common Stock outstanding as of January 8, 2010 plus 50,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Petit Investment, LP pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Cox Road Partners, LLLP (20-4814118)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		1,300,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,300,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Cox Road Partners, LLLP, a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 50,661,219 shares of Common Stock outstanding as of January 8, 2010 plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Cox Road Partners, LLLP pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Cox Road Partners II, LLLP (26-2493136)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		1,300,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,300,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Cox Road Partners II, LLLP, a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 50,661,219 shares of Common Stock outstanding as of January 8, 2010 plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Cox Road Partners II, LLLP pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Petit Investments II, L.L.L.P. (58-2530301)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		1,300,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,300,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Petit Investments II, L.L.L.P., a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 50,661,219 shares of Common Stock outstanding as of January 8, 2010 plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Petit Investments II, L.L.L.P. pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1
ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Issuer”). The Issuer’s business address is 811 Livingston Court, Suite B, Marietta, GA 30067.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c) This Amendment No. 2 to Schedule 13D is being filed by Parker H. Petit, a Florida resident, individually, and in his capacity as General Manager of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P. Mr. Petit serves as Chairman of the Board, and Chief Executive Officer of the Issuer. This amendment No. 2 amends and restates the following items of the Schedule 13D filed by such persons on March 6, 2009 and amended by Amendment No. 1 to the Schedule 13D filed on June 4, 2009, (as amended the “Schedule 13D). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.
This Amendment No. 2 to Schedule 13D is being filed jointly by Mr. Petit and Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., (the “Partnerships”), the Parker H. Petit Grantor Trust (the “Trust”) and Petit Investments LP. Each of the Partnerships’ principal occupation is investing in securities and their business address is 1850 Parkway Place, Suite 1200, Marietta Georgia 30067. Mr. Petit, the Partnerships and the Trust are hereinafter referred to as the “Reporting Persons.” The business address of the Trust is 300 Colonial Center Parkway, Ste. 130, Roswell, Georgia 30076 and was established for estate planning purposes. The business address of Petit Investments, LP is 1850 Parkway Place, Suite 1200, Marietta Georgia 30067 and its principal occupation is investing in securities.
(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Petit is a citizen of the United States. The Trust, Petit Investments LP, and the Partnerships were formed under the laws of the State of Georgia.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source and amount of funds or other consideration for previous acquisitions of shares was reported in the Schedule 13D as filed on March 6, 2009 and amended by Amendment No. 1 to the Schedule 13D filed on June 18, 2009.
The shares reported in Item 5(c) as having been acquired by Mr. Petit, were acquired using personal funds of Mr. Petit. The Trust and Petit Investments LP acquired the shares reported in 5(c) using working capital of the respective entities.
The warrants reported in Item 5(c) were acquired in conjunction with advances made by Mr. Petit to the Company under a Convertible Loan.
The options reported in Item 5(c) Mr. Petit were granted by the Issuer’s Board of Directors on July 31, 2009, as compensation for Mr. Petit’s services as Chairman of the Board, President, and Chief Executive Officer. Effective September 22, 2009, upon appointment of a new President by the Issuer, Mr. Petit relinquished his title of President.

CUSIP No.	602496 10 1
ITEM 4. PURPOSE OF TRANSACTION
The acquisitions of the Common Shares were undertaken by the Reporting Persons for investment purposes, except the award of stock options, which were made by the Issuer’s Board of Directors for compensation purposes and the issuance of warrants in conjunction with advances under a convertible loan which were made by the Board of Directors as an inducement to fund working capital. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Petit will influence the affairs of the Issuer in his capacity as the Chairman of the Board, and Chief Executive Officer of the Issuer. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) The aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons is 9,644,721. Of these, (i) 975,000 shares and warrants to purchase 325,000 shares are held by each of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., limited liability limited partnerships, as to which Mr. Petit has sole voting and investment power, and (ii) 762,500 shares are options, exercisable within 60 days, beneficially owned by Mr. Petit. The number does not include 487,500 shares representing options that are exercisable after 60 days. Mr. Petit is also the beneficial owner of the right to acquire up to 500,000 shares of the Issuer’s Common Stock upon conversion of the $250,000 3% convertible senior secured promissory note of the Issuer held by him. Additionally, Mr. Petit owns 1,682,222 shares of common stock and 2,499,999 currently exercisable warrants. The Trust owns 100,000 shares of common stock and 50,000 currently exercisable warrants and Petit Investments LP owns 100,000 shares of common stock and 50,000 currently exercisable warrants.
(c) On December 31, 2009, in conjunction with the Issuers’ private placement to sell common stock and warrants Mr. Petit purchased 1,666,667 shares of Common Stock at a price of $.60 per share and acquired 833,333 warrants to purchase common stock at an exercise price of $1.50 per share, the Trust purchased 100,000 shares of Common Stock at a price of $.60 per share and acquired 50,000 warrants to purchase common stock at an exercise price of $1.50 per share over which Mr. Petit serves as the trustee, and Petit Investments LP purchased 100,000 shares of Common Stock at a price of $.60 per share and acquired 50,000 warrants to purchase common stock at an exercise price of $1.50 per share over which Mr. Petit has shared voting and investment control.
On December 31, 2009 Mr. Petit received 1,666,666 warrants to purchase common stock at an exercise price of $.60 per share for advances Mr. Petit made under a $500,000 Convertible Loan. The Issuer paid back all advances made to Mr. Petit under this arrangement on December 31, 2009.
In October 2009, Mr. Petit purchased 15,555 shares of common stock in a private sale for $.45 per share.
Mr. Petit was granted options for 250,000 shares of common stock, which have an exercise price of $0.5 per share, by the Issuer’s Board of Directors on July 31, 2009, as compensation for his services as Chairman of the Board, President, and Chief Executive Officer.
(d) Not applicable.
(e) Not applicable.

CUSIP No.	602496 10 1

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

CUSIP No.	602496 10 1
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Amended Joint Filing Agreement dated January 12, 2010, by and between the Reporting Persons.

CUSIP No.	602496 10 1
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 12, 2010

/s/ Parker H. Petit
Parker H. Petit, individually

/s/ Parker H. Petit
Parker H. Petit Grantor Trust
By:	Parker H. Petit
Title: Trustee

/s/ Parker H. Petit
Petit Investments, LP
By:	Parker H. Petit
Title: General Partner

/s/ Parker H. Petit
Cox Road Partners, LLLP
By:	Parker H. Petit
Title: General Partner

/s/ Parker H. Petit
Cox Road Partners II, LLLP
By:	Parker H. Petit
Title: General Partner

/s/ Parker H. Petit
Petit Investments II, LLLP
By:	Parker H. Petit
Title: General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).